

Mail Stop 3561

March 2, 2017

Mark S. Ashby
Chief Financial Officer
2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

> **Re:** **EZCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed December 14, 2016**
> **File No. 0-19424**

Dear Mr. Ashby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Items, page 33

1. Refer to your discussion and analysis of income tax expense (benefit). Based on your effective tax rate reconciliation on page 98, it appears there are other material factors impacting your income tax expense (benefit), such as foreign tax credits and changes in the valuation allowance. Please expand your discussion and analysis in future filings to address all material factors impacting your income tax expense (benefit). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NOTE 2: CORRECTIONS AND REVISIONS TO PRIOR PERIOD FINANCIAL
STATEMENTS, page 68

2. Explain to us in more detail the nature of the errors you disclose in your financial
   statements. Further, tell us why a restatement and amendment of your previously filed
   financial statements was unnecessary. Please provide us with your qualitative and
   quantitative assessment of materiality which supports a conclusion that the adjustments
   were not material to your historical financial statements.

NOTE 3: DISCONTINUED OPERATIONS AND RESTRUCTURING, page 72

3. We note that you have notes receivable related to the sale of your equity interest in Grupo
   Finmart. Tell us what consideration you gave to the timing and probability of receipt in
   determining the fair value of these receivables, and the measurement of your disposition
   gain. Tell us what consideration you gave to the provisions of SAB Topic 5E in
   determining the recognition and measurement of your disposition gain.

NOTE 6: STRATEGIC INVESTMENTS, page 80

4. Please confirm, if true, that the Company evaluated and does not have any reporting
   obligations under Rule 3-09 of Regulation S-X with respect to its investment in Cash
   Converters International.

NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS, page 87

5. We note that you recorded a $73.2 million goodwill impairment loss related to your
   Grupo Finmart reporting unit during the quarter ended March 31, 2016. Please tell us in
   sufficient detail why an impairment occurred in this quarter and was not necessary prior
   to the three months ended March 31, 2016 such as the quarter ended December 31, 2015,
   or the year ended September 30, 2015. In this regard, you cite negative developments in
   bad debt experience at Grupo Finmart which appears to have been the primary factor
   which triggered the interim impairment test. Please describe and analyze your historical
   quarterly bad debt experience leading up to this impairment, and what specifically
   changed in the March 31, 2016 quarter which triggered the interim impairment test and
   related charge. As part of your response, explain to us what caused the swift decline in
   the Grupo Finmart reporting unit's fair value since September 30, 2015. Refer to your
   disclosure on page 79 of your Form 10-K for the year ended September 30, 2015 where
   you disclose that the fair value of the Grupo Finmart reporting unit exceeded its carrying
   value by 30% at that time.

6. Please explain when the changed circumstances occurred and why there was no cautionary disclosure within your December 31, 2015 Form 10-Q regarding the potential for a material goodwill impairment charge at the Grupo Finmart reporting unit.

NOTE 13: INCOME TAXES, page 98

7. Please revise to disclose the components of income (loss) before income tax expense (benefit) separately as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

8. We note that as of September 30, 2016, you concluded that it was more-likely-than-not that the amount of remaining deferred tax assets recorded would be realized. Further, we note you appear to be in a cumulative three year pre-tax loss position. In light of such cumulative loss, please provide us with your basis for your conclusion that a valuation allowance beyond what you have already recorded is not needed. Refer to ASC 740-10-30-23.

ITEM 9A — CONTROLS AND PROCEDURES

Management's Report on Internal Control Over Financial Reporting, page 116

9. We note that in connection with remediation efforts associated with your previously disclosed material weaknesses in your fiscal 2015 Form 10-K, you identified an overstatement of your recorded net tax assets in the third quarter of fiscal 2016. Explain to us the facts and circumstances that lead to the identification of this overstatement. In this regard, tell us what you did differently in the third quarter of fiscal 2016 that enabled you to detect this overstatement. Lastly, tell us how you were able to remediate this material weakness by year end fiscal 2016.

Annual Incentive Bonus, page 132

10. We note your disclosure that you apply a "business performance modifier ranging from 0% to 150% based on the achievement of specified levels of consolidated EBITDA." However, we note that you have not disclosed the targets that must be achieved in order to apply the company performance modifier at a particular level or actual performance under the target. Please disclose this information in future filings or tell us why you do not believe you are required to do so. Please refer to Item 402(b) of Regulation S-K.

11. In future filings please provide additional disclosure about how you calculate the annual incentive bonus for each executive officer. For example, provide more detail about the "individual performance modifiers" applicable to each named executive officer. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, Lisa Kohl, Legal Branch Chief at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products